Exhibit 99.1

ALTAGAS ANNOUNCES 2023 GUIDANCE, Six Percent dividend Increase, update on strategic Priorities AND Progress on Sustainability Goals

AltaGas remains focused on executing its long-term strategic plan of connecting customers and markets to safe and reliable energy while delivering resilient and durable value for its stakeholders.

Calgary, Alberta (December 5, 2022)

AltaGas Ltd. ("AltaGas" or the "Company") (TSX: ALA) announces its 2023 guidance and outlook, a six percent increase to the Company’s common share dividends, provides updates on its strategic priorities, and progress update on its long-term Environment, Social and Governance (ESG) goals.

HIGHLIGHTS

(all financial figures are unaudited and in Canadian dollars unless otherwise noted)

▪	2023 normalized EPS[1] guidance of $1.85 - $2.05 represents approximately four percent year-over-year growth using midpoint-to-midpoint guidance figures.

▪	2023 normalized EBITDA[1] guidance of $1.5 billion - $1.6 billion represents approximately two percent year-over-year growth using midpoint-to-midpoint guidance figures. Strong growth in AltaGas' core Utilities and Midstream businesses are expected to be partially offset by the lost contribution from the Aitken Creek gas process facility and Alaskan Utilities, post their respective divestitures, as well as other year-over-year variances.

▪	AltaGas is maintaining a disciplined and self-funded capital program of approximately $930 million in 2023, excluding Asset Retirement Obligations (ARO). The Company also expects approximately $90 million of capital investments that were approved in 2022 for the Midstream business to rollover and be deployed in early 2023. The 2023 capital program includes continued strong investments in the Utilities and Midstream businesses that are focused on ensuring long-term safety and reliability of the asset base and that AltaGas is positioned to meet its customers long-term needs and drive the best collective outcomes for all stakeholders.

▪	AltaGas is increasing returns of capital to shareholders through a six percent increase to its anticipated common share dividend, which equates to annual cash payment of $1.12 per share for 2023. The Company's forward plan remains to deliver regular, sustainable, and annual dividend increases that compound in the years ahead. This includes an anticipated five to seven percent compounded annual growth rate (CAGR) through 2027.

▪	In the Midstream segment AltaGas is positioned to deliver ongoing organic expansion in the years ahead, which will be underpinned by continued facility optimization, brownfield expansions, and larger growth initiatives across the value chain. Efforts will continue to be heavily focused on connecting customers and markets in the most efficient manner possible, center on providing global market access for North American liquified petroleum gases (LPGs) and support the continued development of the Montney and other leading Canadian resources plays.

▪	Within the Midstream segment AltaGas will be taking a focused effort to partner with Western Canadian producers and aggregators in 2023 to increase direct global market access through long-term tolling arrangements while also having a strong active hedging program to proactively lock in structural margins and de-risk cashflows. The Company is targeting to be highly hedged for the new NGL contracting year starting on April 1, as well as in future years.

▪	Within the Utilities segment the Company continues to anticipate strong organic rate base growth of up to eight to ten percent CAGR through 2027. AltaGas is also acutely focused on ensuring energy affordability and acting in its customers best interests during the current period of higher commodity prices and inflation. This includes continuously focusing on operating efficiency and cost management and shifting capital between years, where pragmatic and aligned with its customers long-term interests. Continued rate base growth will be underpinned by the modernization of the network that is focused on improving safety and reliability while also reducing operating costs and drive better stakeholder outcomes.

1. Non-GAAP measure; see discussion in the advisories of this news release and reconciliation to US GAAP financial measures shown in AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended September 30, 2021, which is available on www.sedar.com.

▪	AltaGas continues to work closely with TriSummit Utilities Inc. (“TriSummit”) to progress the work required to gain all State and Federal approvals to close the divestiture of its Alaskan Utilities and expects the transaction to close during the first quarter of 2023. Cash proceeds will be used to fund long-term growth opportunities and continue to strengthen the Company's balance sheet.

▪	AltaGas remains committed to further reducing its financial leverage and achieving its medium-term Net Debt[1] to normalized EBITDA target of below 5.0x and long-term target of approximately 4.5x.

▪	AltaGas released its 2022 Environment, Social and Governance (ESG) Update, which features 2021 performance data and highlights progress made towards existing sustainability goals in the core areas of emission reductions, safety, and diversity. The update continues to show the progress made towards GHG emission reduction goals and builds upon AltaGas' aspirations with the addition of two new goals designed to broaden the diversity of perspectives within its senior leadership team beyond gender to be reflective of the breadth of diversity that exists within AltaGas’ workforce and demonstrates its commitment to safety and strive towards incident-free operations.

CEO Message

“We continue to focus on advancing our corporate strategy as a leading North American energy infrastructure company, safely connecting customers to reliable and affordable sources of energy, for today and tomorrow, and executing on our strategic priorities" said Randy Crawford, AltaGas' President, and Chief Executive Officer. "We expect to close out 2022 with strong operational and financial results that are in line with our 2022 guidance ranges.

“We have also shown marked progress on our de-leveraging goals this year, including progress on advancing the approvals required for the sale of our Alaskan Utilities, which will further strengthen our balance sheet, improve our financial flexibility, and position the Company to continue to execute on the large growth opportunities ahead. We have made significant progress streamlining the platform and focusing on our two-core business over the past four years and we believe 2023 will be another year building on this success and continuing to position the platform for long-term value creation.

"Our Utilities platform provides us with the opportunity to continue to invest in the safety and reliability of our systems while improving the customer value proposition and lowering costs. Investing in Accelerated Replacement Programs ("ARPs") also drives visible and resilient earnings growth and progresses our goals toward reducing operating costs and leak rates. These investments provide us with visible, lower-risk growth that should increase our rate base by up to eight to ten percent per annum through 2027. These investments in the modernization of our distribution infrastructure also provides AltaGas the foundation for the delivery of carbon-free solutions in the years ahead. AltaGas is also acutely focused on ensuring energy affordability and acting in our customers best interests during the current period of higher commodity prices and inflation and actively balancing all these priorities.

"Our Midstream business is underpinned by our global export strategy. The competitive advantage of our distinctive export business is our structural shipping advantage. Our strategic decision to charter our own ships, set for late 2023 availability, enables us to take more control over the sale and delivery of our LPGs, further de-risks our supply chain, better positions us for long-term sustainable profitable growth and provides the opportunity to capture more global market options for our customers growing supply portfolio."

“We are also pleased to share our 2022 ESG Update, providing our investors and broader stakeholder groups with a holistic view of AltaGas and the progress we are making regarding our ESG priorities. We are committed to executing on our mission to deliver safe, reliable, and affordable energy to our customers while reducing the carbon footprint of how we operate. We are making meaningful progress towards meeting our emission reduction goals and uniquely positioned within the energy value chain to facilitate our participation in future decarbonization efforts. Supporting governments within the respective jurisdictions where we operate in their efforts to reduce emissions, decarbonize, and meet climate goals is part of our strategy.

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“Our plan to invest $930 million of growth and maintenance capital, without the issuance of equity, will position the company to continue to grow EPS and dividends for many years. We have a clear plan for the road ahead, which our highly capable senior leaders and employees will champion and execute to deliver marked benefits for all our stakeholders in the years ahead”.

2023 GUIDANCE

AltaGas expects to achieve normalized EPS of $1.85 - $2.05 and normalized EBITDA of $1.5 billion - $1.6 billion in 2023. These guidance figures represent AltaGas’ expectations for continued growth in consolidated performance of the platform, which is being partially offset due to the lost contribution from the Alaskan Utilities and the Aitken Creek gas processing facility, post their respective divestitures, as well as various other year-over-year differences. Regarding the Alaskan Utilities divestiture, AltaGas continues to work closely with TriSummit to gain all State and Federal approvals to close the sale, which is expected to take place during the first quarter of 2023. All workstreams are progressing in line with the expected schedule. Cash proceeds from the asset sale will be used to fund long-term growth opportunities and continue to strengthen the Company's financial flexibility and balance sheet.

Approximately 57 - 61 percent of 2023 normalized EBITDA is expected to be generated by the Utilities segment. Utilities normalized EBITDA is expected to grow modestly on a year-over-year basis, which is being driven by positive contribution from the Virginia and District of Columbia rate cases, continued rate base growth through ongoing capital investments across the network through various ARPs, new customer meter growth and ongoing cost management, which is being partially offset due to the lost contribution of the Alaskan Utilities post-closing the divestiture, which is expected to take place during the first quarter of 2023, as well as higher pension and operating costs, the latter of which is associated with higher inflationary environment, and other year-over-year variances.

Washington Gas currently has outstanding rate case applications in Virginia and the District of Columbia. Within Virginia the requested rates are designed to collect an incremental US$48 million in annual revenue with interim rates, subject to refund, currently in effect while the District of Columbia requested rates are designed to collect an incremental US$48 million in annual revenue with rates expected to take effect during 2023. AltaGas has ARPs in place across all three jurisdictions within Washington Gas as well as SEMCO in Michigan. AltaGas currently has authorized spending of approximately US$1.1 billion remaining under current ARPs which expire between 2023 and 2027. New meter growth is expected to continue across AltaGas’ Utilities jurisdictions at approximately 1-2% in 2023.

The Company continues to anticipate strong organic rate base growth of up to an eight to ten percent CAGR through 2027. AltaGas is also acutely focused on ensuring energy affordability and acting in its customers best interests during the current period of higher commodity prices and inflation. This includes continuously focusing on operating efficiency and cost management and shifting capital between years, where pragmatic and aligned with its customers long-term interests. Continued rate base growth will be underpinned by the modernization of the network that is focused on improving safety and reliability while also reducing operating costs and drive better stakeholder outcomes.

Approximately 39 - 43 percent of 2023 normalized EBITDA is expected to be generated by the Midstream segment. Normalized EBITDA in the Midstream business is expected to grow modestly year-over-year, which is being driven by higher global export margins, higher volumes and asset utilization at the Company’s existing Northeastern B.C. facilities and leading footprint in the Montney, and higher crude and NGL marketing margins and revenues. These positive factors are expected to be partially offset by the lost contribution from the non-operated Aitken Creek gas processing facility post its divestiture, lower fractionation spreads, and the absence of turnaround cost recoveries and other year-over-year variances.

AltaGas’ Midstream business is a leading North American platform that connects customers and markets. From wellhead to tidewater, the Company is focused on providing its customers with safe and reliable service and connectivity that facilitates the best outcomes for their businesses. This includes global market access for North American LPGs, which provides North American producers and aggregators with the best netbacks for its propane and butane while delivering diversity of supply and stronger energy security in Asia. Throughout our operations, we are playing a vital role within the larger energy ecosystem that keeps the global economy moving forward and is powering the possible within our society, and in a safe, reliable, and affordable manner.

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Strong fundamentals and commodity prices continue to drive near-term Western Canadian natural gas and NGL production growth, which is expected to further accelerate mid-decade as Canadian liquified natural gas (LNG) projects increase egress to the Canadian market. The Company continues to see growing demand for LPG exports through the Ridley Island propane export terminal (RIPET) and Ferndale LPG export terminal in Asia, which are being driven by ongoing active supply diversification efforts within these markets and AltaGas’ structural shipping advantage to Asia versus alternative markets. AltaGas will be taking a focused effort to partner with Western Canadian producers and aggregators in 2023 to provide increased direct global market access through long-term tolling arrangements, which the Company believes will drive the best collective outcomes for each of their businesses over the long-term. AltaGas will also be taking active steps to drive ongoing partnerships with all its stakeholders across the global exports value chain to build long-term durable businesses together.

AltaGas continues to focus on de-risking its business and managing direct commodity price exposure to drive predictable and durable returns. Where the Company does have exposure, it plans to maintain an active hedging program that proactively hedges commodity price and spread risk to lock in structural margins and de-risk cash flows. AltaGas plans to execute a hedging program in 2023 in a manner that is aligned with practices in years past as was the case in 2019, 2020 and 2021. The Company has hedged approximately 40 percent of expected 2023 fractionation exposed volumes at approximately $25.87/Bbl, prior to transportation costs. In addition, approximately 45 percent of AltaGas’ 2023 expected global export volumes are either tolled or financially hedged with an average FEI to North American financial hedge price of US$11.14/Bbl for non-tolled propane and butane volumes. AltaGas is targeting to be highly hedged for Global Exports through a combination of tolling agreements and financial hedges for the new NGL contracting year starting on April 1, as well as in future years.

2023 Dividend Increase

The Company’s Board of Directors approved a six percent increase to the annual common share dividends to $1.12 per share annually for the 2023 calendar year, which is paid on a quarterly basis at the rate of $0.28 per common share. Subject to approval of the Board of Directors, the first quarterly dividend of $0.28 per common share is expected to be effective for the March 2023 dividend that will be paid on March 31, 2023, to common shareholders of record on March 16, 2023. These dividends are eligible dividends for Canadian income tax purposes.

2023 Capital Program

AltaGas is maintaining a disciplined and self-funded capital program of approximately $930 million in 2023, excluding ARO. The Company also expects approximately $90 million of capital investments that were approved in 2022 to rollover and be deployed in early 2023. The 2022 capital program is now expected to be approximately $950 million, including the impacts of the $90 million of capital rolling over into 2023 and change in the USD/CAD foreign exchange rate. The 2023 capital program includes continued strong investments into the Utilities and Midstream businesses that are focused on ensuring long-term safety and reliability of the asset base and position AltaGas to meet its customers long-term needs and drive the best collective outcomes for all stakeholders.

Including the 2022 rollover capital, the Company is allocating approximately 40 percent of AltaGas’ 2023 capital to ARPs in its Utilities business, representing approximately 55 percent of the total 2023 Utilities capital program. The Company expects to maintain its self-funding model in 2023 and fund its capital requirements through internally generated cash flows, asset sales including the Alaska Utilities divestiture, and existing financial capacity. Additional asset sales will be considered on an opportunistic basis, and proceeds will be used to fund ongoing growth opportunities, increase financial flexibility and de-lever and strengthen the balance sheet. The below table highlights the breakdown of capital investments, including the $90 million of rollover capital that was approved in 2022.

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Segment	Total Capital	Identified Projects
Utilities	~73%	• Maintenance, Safety and Reliability, Including System Betterment • Accelerated Pipe Replacement Programs • New Customer Additions
Midstream	~25%	• Maintenance, Safety and Reliability • Facility Optimization and Higher Utilization • New Business Development • Improvements in Environmental Stewardship
Corporate	~2%

ESG Update and 2021 Reporting

Today, AltaGas released its, reporting 2021 Performance data 2022 ESG Update, which highlights the Company’s ongoing efforts to advance ESG initiatives across all areas of the business. The update covers enterprise wide ESG performance data for 2021, 2020 and 2019 related to AltaGas defined ESG priorities, detailed progress made toward sustainability goals related to emission reductions, diversity and inclusion, and safety as well as sets new goals advancing AltaGas’ long-term aspirations.

ESG Update Highlights:

▪	Reduced Washington Gas’ Scope 1 & 2 absolute GHG emissions by 18% towards the goal of reducing emissions 30% by 2030 (from a 2008 baseline).

▪	Reduced Scope 1 & 2 GHG emissions intensity for the Midstream business by 10% towards the goal of reducing emissions intensity by 40% by 2030 (from 2019 baseline), while handling increased volumes through the Midstream facilities in 2021.

▪	Advancing AltaGas’ ambition to broaden the diversity within senior leadership enterprise-wide by achieving 28% female representation at the senior leadership level, towards the goal of reaching 40% female representation by 2030 while maintaining 40% male representation and adding a new goal to expand diversity among senior leadership beyond gender to other underrepresented groups reflective of AltaGas’ growing workforce diversity including racial/ethnic diversity, Indigenous peoples, LGBTQIA2S+, veterans and people with disabilities, with an aim to achieve 20% representation of under-represented groups by 2030.

▪	Achieved our goal of reaching overall diversity of 50% made up of female representation and racial/ethnic diversity within our Board of Directors.

▪	Advancing AltaGas’ journey towards incident-free operations with a 39% reduction in preventable motor vehicle incident rate (MVIR) since 2019 and building upon this momentum with a new goal for MVIR to measure our progress.

To see more on our progress and highlights from 2021, the full 2022 ESG Update is available for download on our website: AltaGas 2021 ESG Report

ABOUT ALTAGAS

A Leading North American infrastructure company that connects customers and markets to affordable and reliable sources of energy. The Company operates a diversified, lower-risk, high-growth Utilities and Midstream business that is focused on delivering resilient and durable value for its stakeholders.

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For more information visit www.altagas.ca or reach out to one of the following:

Jon Morrison

Senior Vice President, Investor Relations & Corporate Development

Jon.Morrison@altagas.ca

Adam McKnight

Director, Investor Relations

Adam.McKnight@altagas.ca

Investor Inquiries

1-877-691-7199

investor.relations@altagas.ca

Media Inquiries

1-403-206-2841

media.relations@altagas.ca

FORWARD-LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as “guidance”, "may", "can", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "aim", "seek", "propose", "contemplate", "estimate", "focus", "strive", "forecast", "expect", "project", "target", "potential", "objective", "continue", "outlook", "vision", "opportunity" and similar expressions suggesting future events or future performance, as they relate to the Company or any affiliate of the Company, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: expected delivery of resilient and durable value for stakeholders while reducing AltaGas’ carbon footprint; 2023 normalized EPS guidance of $1.85 - $2.05; 2023 normalized EBITDA guidance of $1.50 billion - $1.60 billion and expected drivers; anticipated self-funding capital program of $930 million in 2023 and anticipated allocations of capital by segment; expected rollover, timing and use of $90 million of capital investments approved in 2022 for the Midstream business; expected delivery of ongoing expansion and optimization in the Midstream segment; expected timing to achieve Net Debt to normalized EBITDA of below 5.0x and long term target of 4.5x; long term goals for achieving reductions in GHG emissions; future dividend strategy, including anticipated CAGR in dividend through 2027; anticipated rate base CAGR through 2027 in the Utilities segment; the expected timing of closing of the Alaskan Utilities transaction and use of proceeds therefrom; AltaGas’ 2023 strategic priorities; expectation that 2022 results will be in line with the 2022 guidance range; anticipated ability to participate in future decarbonization efforts; anticipated EBITDA by segment in 2023 and related drivers; expected new meter growth of 1-2 percent in 2023; AltaGas’ hedging program and expected outcomes; expected 2022 capital program of $950 million; select ESG goals related to climate, diversity and inclusion and safety. Material assumptions include the U.S/Canadian dollar exchange rate, financing initiatives, the performance of the businesses underlying each sector; commodity prices; weather; frac spread; access to capital; timing and receipt of regulatory approvals; seasonality; planned and unplanned plant outages; timing of in-service dates of new projects and acquisition and divestiture activities; taxes; operational expenses; returns on investments; dividend levels; and transaction costs.

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: risk related to COVID -19; health and safety risks; risks related to the integration of Petrogas; operating risks; regulatory risks; cyber security, information, and control systems; litigation risk; climate-related risks, including carbon pricing; changes in law; political uncertainty and civil unrest; infrastructure risks; service interruptions; decommissioning, abandonment and reclamation costs; reputation risk; weather data; Indigenous land and rights claims; crown duty to consult with Indigenous peoples; capital market and liquidity risks; general economic conditions; internal credit risk; foreign exchange risk; debt financing, refinancing, and debt service risk; interest rates; technical systems and processes incidents; dependence on certain partners; growth strategy risk; construction and development; transportation of petroleum products; impact of competition in AltaGas' businesses; counterparty credit risk; market risk; composition risk; collateral; rep agreements; delays in U.S. Federal Government budget appropriations; market value of common shares and other securities; variability of dividends; potential sales of additional shares; volume throughput; natural gas supply risk; risk management costs and limitations; underinsured and uninsured losses; commitments associated with regulatory approvals for the acquisition of WGL; securities class action suits and derivative suits; electricity and resource adequacy prices; cost of providing retirement plan benefits; labor relations; key personnel; failure of service providers; compliance with Section 404(a) of Sarbanes-Oxley Act; and the other factors discussed under the heading "Risk Factors" in the Corporation’s Annual Information Form for the year ended December 31, 2021 and set out in AltaGas’ other continuous disclosure documents..

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Many factors could cause AltaGas' or any particular business segment's actual results, performance or achievements to vary from those described in this press release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.

Financial outlook information contained in this news release about prospective financial performance, financial position, or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on AltaGas management's (Management) assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this news release should not be used for purposes other than for which it is disclosed herein.

Additional information relating to AltaGas, including its quarterly and annual MD&A and Consolidated Financial Statements, AIF, and press releases are available through AltaGas' website at www.altagas.ca or through SEDAR at www.sedar.com.

Non-GAAP Measures

This news release contains references to certain financial measures that do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to US GAAP financial measures are shown in AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended September 30, 2021. These non-GAAP measures provide additional information that management believes is meaningful regarding AltaGas' operational performance, liquidity and capacity to fund dividends, capital expenditures, and other investing activities. Readers are cautioned that these non-GAAP measures should not be construed as alternatives to other measures of financial performance calculated in accordance with US GAAP.

EBITDA is a measure of AltaGas' operating profitability prior to how business activities are financed, assets are amortized, or earnings are taxed. EBITDA is calculated from the Consolidated Statements of Income (Loss) using net income (loss) adjusted for pre-tax depreciation and amortization, interest expense, and income tax expense (recovery). Normalized EBITDA includes additional adjustments for transaction costs related to acquisitions and dispositions, unrealized losses (gains) on risk management contracts, gains on investments, gains on sale of assets, restructuring costs, dilution loss on equity investment, COVID-19 related costs, provisions (reversal of provisions) on assets, provisions on investments accounted for by the equity method, foreign exchange gains, and accretion expenses related to asset retirement obligations. AltaGas presents normalized EBITDA as a supplemental measure. Normalized EBITDA is used by Management to enhance the understanding of AltaGas' earnings over periods. The metric is frequently used by analysts and investors in the evaluation of entities within the industry as it excludes items that can vary substantially between entities depending on the accounting policies chosen, the book value of assets, and the capital structure.

Normalized EPS is calculated as normalized net income divided by the average number of shares outstanding during the period. Normalized net income is calculated from the Consolidated Statements of Income (Loss) using net income (loss) applicable to common shares adjusted for transaction costs related to acquisitions and dispositions, unrealized losses (gains) on risk management contracts, non-controlling interest portion of non-GAAP adjustments, gains on investments, gains on sale of assets, provisions on assets, restructuring costs, dilution loss on equity investment, COVID-19 related costs, and provisions on investments accounted for by the equity method. Normalized net income per share is used by Management to enhance the comparability of AltaGas’ earnings, as these metrics reflect the underlying performance of AltaGas’ business activities.

Net debt is used by the Corporation to monitor its capital structure and financing requirements. It is also used as a measure of the Corporation’s overall financial strength and is presented to provide this perspective to analysts and investors. Net debt is defined as short-term debt (excluding third-party project financing obtained for the construction of certain energy management services projects), plus current and long-term portions of long-term debt, less cash and cash equivalents.

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